VIA EDGAR

March 24, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated March 10, 2009 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 29, 2008
File No. 001-16565
Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 0000-23255

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008, filed on September 29, 2008.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 44

1.              We reviewed your response to comment three in our letter dated February 5, 2009. Please note that if you include net income and diluted earnings per share in the sensitivity analysis related to income taxes, deferred tax assets and the allowance for doubtful accounts in future filings you should also provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K. Please acknowledge this obligation or otherwise revise.

In response to the Staff’s comments, the Company will not use non-GAAP measurements when discussing the sensitivity of provisions for income taxes, deferred taxes and the allowance for doubtful accounts in future filings.  The Company acknowledges that it must comply with Item 10(e) of Regulation S-K when non-GAAP measurements are used in future filings.

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 65

2.              We reviewed your response to comment five in our letter dated February 5, 2009 and understand your arguments. However, if the sale of vehicles sold on your own account exceeds 10% of consolidated sales, we continue to believe that you should separately state revenues from services and resale of acquired vehicles as well as related costs and expenses in accordance with Rule 5-03(b). Otherwise, please revise your disclosure in future filings to comply with Rule 5-03(b) of Regulation S-X.

The Company supplementally informs the Staff that future filings will comply with Rule 5-03(b) of Regulation S-X.

Note (14) Segments and Other Geographic Information, page 87

3.              We reviewed your response to comment six in our letter dated February 5, 2009. It still appears to us that you have identified more than one operating segment, but that you have aggregated the segments into one reportable segment in accordance with paragraph 17 of SFAS 131. Thus, it seems that you should disclose the factors used to identify reportable segments and wh operating segments have been aggregated. Please advise. Refer to paragraph 26.a. of SFAS 131.

The Company supplementally informs the Staff that it will discuss in future filings the factors used to identify reportable segments and when operating segments have been aggregated.

*     *     *     *     *

Copart further acknowledges that:

•                  Copart is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Copart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (707) 639-5000 with any questions regarding the above.

Sincerely,

/s/ William E. Franklin
William E. Franklin
Senior Vice President and Chief Financial Officer